UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K/A

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 or 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of June 2024

Commission file number: 001-39477

GLOBAL BLUE GROUP HOLDING AG

(Translation of registrant's name into English)

Zürichstrasse 38, 8306 Brüttisellen, Switzerland
+41 22 363 77 40

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:

Form 20-F ☒	Form 40-F

EXPLANATORY NOTE
This Amendment No. 1 on Form 6-K/A (this “Form 6-K/A”) is an amendment to the Form 6-K of Global Blue Group Holding AG (the “Company”), filed on June 5, 2024 (the “Original Form 6-K”). Following the initial filing of the Original Form 6-K, the Company discovered that the Original Form 6-K was inadvertently incorporated by reference into the registration statements on Form F-3 (Nos. 333-259200, 333-267850, and 333-274233) and Form S-8 (No. 333-260108) of the Company and the prospectuses incorporated therein. The Company is amending the Original Form 6-K to remove the aforementioned incorporation by reference and neither the Original Form 6-K nor this Form 6-K/A shall be incorporated by reference into any of the foregoing registration statements.

INFORMATION CONTAINED IN THIS REPORT ON FORM 6-K/A
On June 5, 2024, the Company issued a press release announcing the publishing of the full fiscal year ended March 31, 2024 financial results of the Company, which is attached hereto as Exhibit 99.1 to this Form 6-K/A.

EXHIBITS

Exhibit	Description
99.1	Press release dated June 5, 2024

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GLOBAL BLUE GROUP HOLDING AG

Date: June 6, 2024

/s/ Jacques Stern
Jacques Stern
Chief Executive Officer

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